March 20, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat
Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that US Foods, Inc. (“US Foods”) has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended December 28, 2013, which was filed with the Securities and Exchange Commission on March 20, 2014. US Foods has made such disclosure based on information provided by its affiliates, Clayton, Dubilier & Rice, LLC and Kohlberg Kravis Roberts & Co., and not due to the business activities conducted by US Foods.

Very truly yours,

/s/ Juliette W. Pryor
Juliette W. Pryor
Executive Vice President, General Counsel, and Chief Compliance Officer
US Foods, Inc.